[Federal Signal Corporation Letterhead]
April 17, 2009
Facsimile: (202) 772-9203
United States Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 3628
Washington, D.C. 20549-3628
Attention: Song P. Brandon, Esq., Office of Mergers and Acquisitions
Re:	Federal Signal Corporation Definitive Additional Soliciting Materials on Schedule 14A Filed on March 30, 2009 and April 6, 8 and 14, 2009 File No. 001-06003
Ladies and Gentlemen:
We are in receipt of your letter dated April 15, 2009 regarding comments to the above-referenced filings. This letter sets forth our responses to such comments. For your convenience, we have included each comment set forth in your letter, followed by our response to such comment.
DEFA14A Filed March 30, 2009 and April 6 and 14, 2009
General
Comment 1: Federal Signal must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation, or make charges of illegal or immoral conduct, without factual foundation. In future filings, please disclose the factual foundation for such statements or refrain from issuing such statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. For example, we note the following statements: [list of statements omitted].
Response 1: We acknowledge the Staff’s comment and we will ensure that our filings comply with the comment.
DEFA14A Filed on April 6, 2009
Comment 2: We note your disclosure that “Warren Kanders has a history of self-dealing transactions extracting millions of dollars from the companies with which he is or has been involved.” (Emphasis added.) Please explain what you mean by “self-dealing,” and further explain how each of the transactions you list in this document demonstrates “self-dealing” by Mr. Kanders. Please also provide support to substantiate the data you provide in the chart.

April 17, 2009

Response 2: By “self-dealing” transactions, we mean transactions in which (a) a company is a party and (b) an officer, director or substantial stockholder of the company is a counterparty (or is an officer, director or substantial stockholder of a counterparty) to the transaction. Each of the transactions we list in the April 6 filing demonstrates “self-dealing” by Mr. Kanders because, in each case, Mr. Kanders served as a director, officer or both of the “payor” company involved (e.g., Armor Holdings) and was also either a payment recipient in the transaction in question or served as a director, officer or both of the recipient (e.g., Kanders & Co.).1 The table below indicates each self-dealing transaction listed in the April 6 filing and also indicates the data sources we used to substantiate the description of the transaction. We are concurrently providing to the Staff as supplemental information copies of the pages referenced in the column “Sources.”

				Benefit
Date	Payor	“Service” Provided	Recipient	Awarded		Sources
1999	Armor Holdings	Role in a stock offering	Kanders & Co.		$300,000	Armor Holdings’ Definitive Proxy Statement filed May 21, 1999 (p. 15)

2001	Armor Holdings	Role in an acquisition Expense reimbursement	Kanders & Co.	$ $	750,000 187,260	Armor Holdings’ Definitive Proxy Statement filed April 30, 2002 (p. 18)

2002	Armor Holdings	Investment banking services Expense reimbursement	Kanders & Co.	$ $	525,000 302,000	Armor Holdings’ Definitive Proxy Statement filed April 30, 2003 (p. 18)

2003	Armor Holdings	Investment banking services Expense reimbursement	Kanders & Co.	$ $	143,000 61,000	Armor Holdings’ Definitive Proxy Statement filed April 29, 2004 (p. 32)

2003-2004	Armor Holdings	Supplemental expense reimbursement	Warren Kanders		$68,149	Armor Holdings’ Definitive Proxy Statement filed May 23, 2005 (p. 18)

2004-2006	Armor Holdings	Maintenance for Stamford, CT office	Kanders & Co.		$870,000	Armor Holdings’ Definitive Proxy Statements filed May 23, 2005 (p. 44), May 1, 2006 (p. 46) and April 30, 2007 (p. 51)

2005	Armor Holdings	Expense reimbursement Personal use of company aircraft	Warren Kanders	$ $	75,000 70,000	Armor Holdings’ Definitive Proxy Statement filed May 1, 2006 (p. 18)

2006	Armor Holdings	Airline travel reimbursement Payment in lieu of fixed perquisites	Warren Kanders	$ $	116,160 75,000	Armor Holdings’ Definitive Proxy Statement filed April 30, 2007 (pp. 20, 22)

2003-2006	Clarus	Aircraft travel	Kanders Aviation LLC		$175,000	Clarus’ Definitive Proxy Statements filed April 29, 2004 (p. 26), May 2, 2005 (p. 26), May 1, 2006 (p. 17) and April 30, 2007 (p. 31)

2002	Clarus	Proxy fight reimbursement	Warren Kanders, Nicholas Sokolow & Burtt Ehrlich		$531,343	Clarus’ Definitive Proxy Statement filed June 18, 2003 (p. 20)

[1]	Note that Kanders Aviation LLC (one of the parties to Kanders’ self-dealing transactions with Clarus Corporation) is wholly owned by Kanders & Co. See Exhibit 10.23 of Clarus’ 2003 annual report on Form 10-K filed March 11, 2004.

April 17, 2009

				Benefit
Date	Payor	“Service” Provided	Recipient	Awarded	Sources
2006-2008	Stamford Industrial Group	Consulting agreement	Kanders & Co.	$1,100,000	Stamford’s Annual Report on Form 10-K filed March 16, 2009 (p. 64)
2001-2007	Langer	Consulting fees	Kanders & Co.	$1,113,611	Langer’s Definitive Proxy Statement filed April 29, 2003 (p. 20) and Revised Definitive Proxy Statements filed May 26, 2005 (p. 23) and May 20, 2008 (p. 25)
DEFA14A Filed April 8, 2009
Comment 3: In future filings, please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Support for opinions or beliefs must be self-evident, disclosed in the proxy statement or provided to the Staff. Further, you must refrain from making any insupportable statements. We cite the following statements in the additional soliciting materials that, at a minimum, must be supported on a supplemental basis or, at a maximum, require both support and recharacterization as statements of belief or opinion:
•	The financial performance of Stamford Industrial Group, Langer, Inc., and Clarus Corporation;

•	Support for the statements made by the analysts regarding the Company’s divestiture of underperforming assets (page 15); and

•	Support for the statement made by the analyst on page 18.
Response 3: We acknowledge the Staff’s comment and we will ensure that our filings comply with the comment. With respect to the specific items listed:
•	Our statements in the April 8 filing related to the financial performance of each of Stamford Industrial Group, Langer, Inc., and Clarus Corporation are supported by publicly available historical share price data. The following table shows the data we used to support these statements:

			Beginning	Ending
	Start Date	End Date	Stock Price	Stock Price	% Change
Stamford Industrial	1-Apr-2004	1-Apr-09	$2.10	$2.00	(4.8%)
S&P 500 Steel Index	1-Apr-2004	1-Apr-09	$72.56	$106.41	46.7%

Langer, Inc.	1-Nov-2004	1-Apr-09	$7.00	$0.35	(95.0%)
S&P 500	1-Nov-2004	1-Apr-09	$1,130.51	$811.08	(28.3%)

Clarus	2-Dec-02	1-Apr-09	$5.34	$4.00	(25.1%)
S&P 500	2-Dec-02	1-Apr-09	$934.53	$811.08	(13.2%)
•	Each of the highlighted statements on the bottom of page 15 of the April 8 filing are from analyst reports in the Company’s possession. The first statement is from a

April 17, 2009

KeyBanc Capital Markets report on Federal Signal dated July 29, 2008. The second statement is from a Barrington Research report on Federal Signal dated March 2, 2009. We are concurrently providing to the Staff as supplemental information a copy of each report.
•	The highlighted statement on the bottom of page 18 of the April 8 filing is from an analyst report in the Company’s possession. The statement is from a KeyBanc Capital Markets report on Federal Signal dated November 19, 2008. We are concurrently providing to the Staff as supplemental information a copy of the report.
The Company hereby acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws in the United States.

Very truly yours,
/s/ William G. Barker, III
William G. Barker, III
Senior Vice President and Chief Financial Officer

cc:	Jennifer L. Sherman Senior Vice President, Human Resources, General Counsel and Secretary